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                 July 27, 2022

       Daniel Shaeffer
       Chief Executive Officer
       Cottonwood Communities, Inc.
       1245 Brickyard Rd., Suite 250
       Salt Lake City, Utah 84106

                                                        Re: Cottonwood
Communities, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 22, 2022
                                                            File No. 333-266298

       Dear Mr. Shaeffer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Melanie Singh at 202-551-4074 or Maryse Mills-Apenteng at 202-551-
       3457 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction